Commission File Number 001-31914
EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
SUPPLEMENTARY NOTICE OF THE ANNUAL GENERAL MEETING
Reference is made to the notice of the Annual General Meeting (the “Notice”) of China Life Insurance Company Limited (the “Company”) dated 11 April 2011. As set out in the Notice, the board of directors (the “Board”) of the Company resolved to propose at the Annual General Meeting the resolutions (including ordinary resolutions and special resolutions) contained in the Notice for its shareholders’ consideration and approval.
SUPPLEMENTARY NOTICE IS HEREBY GIVEN that in addition to the resolutions contained in the Notice, the following supplementary ordinary resolution proposed by China Life Insurance (Group) Company (the controlling shareholder of the Company, holding 68.37% of the issued share capital of the Company) was submitted to the Company in accordance with the articles of association of the Company and the relevant regulations:
As an ordinary resolution:
9. To consider and approve the appointment of Mr. Yuan Li as an Executive Director of the Company.
Mr. Yuan Li (“Mr. Yuan”), born in 1962, Chinese, has been the President of China Life Insurance (Group) Company since May 2011. Mr. Yuan has many years of experience in banking, insurance and regulatory areas. From 1998 to 2011, Mr. Yuan worked in China Insurance Regulatory Commission, as Director of Policies and Regulations Department, Director of Development and Reform Department, Assistant to Chairman and Press Spokesman. From 1990 to 1998, he worked in China Ping An Insurance Company, as General Manager of China Ping An Insurance (U.S.) Company Limited, General Manager of Administration Department and Assistant Manager of Property and Casualty Insurance Department of China Ping An Insurance Company. Mr. Yuan started his career in insurance industry since 1984 when he joined Jilin Branch of the People’s Insurance Company of China. After graduating from university in 1982, Mr. Yuan engaged in credit work in Panshi Branch of the People’s Bank of China. He obtained the titles of Senior Economist, Associate Research Fellow and Research Fellow. Mr. Yuan obtained a Ph.D in Finance from the School of Economics, Peking University as an on-job postgraduate.

Commission File Number 001-31914
Mr. Yuan will enter into a service contract with the Company and his term of office shall be effective on its commencement date and end on the expiry of the term of the third session of the Board, and is renewable upon re-election when it expires. During his term of office as an Executive Director of the Company, Mr. Yuan will receive emolument from the Company including salary, bonus and allowance. The Company will provide pension fund scheme for Mr. Yuan. The emolument of Executive Directors of the Company is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board meeting and the shareholders’ general meeting.
Mr. Yuan has not held any directorships in other listed public companies in the last three years, and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed above, Mr. Yuan does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management officers or substantial or controlling shareholders of the Company.
Further, there is nothing in respect of Mr. Yuan which needs to be disclosed pursuant to Rules 13.51(2) (h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything which needs to be brought to the attention of the shareholders of the Company.
All Independent Non-executive Directors of the Company consented to China Life Insurance (Group) Company’s nomination of Mr. Yuan as a candidate for Executive Director of the Company.
The Directors consider that the proposed ordinary resolution for the appointment of Executive Director is in the interest of the Company and its shareholders as a whole. Accordingly, the Directors recommend that all shareholders vote in favour of the resolution to be proposed at the Annual General Meeting as set out in this supplementary notice.
By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
Hong Kong, 18 May 2011
As at the date of this announcement, the Board comprises:
Executive Directors: Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors: Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors: Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh
Notes:
1. The supplementary proxy form for the above ordinary resolution is attached to this supplementary notice.
2. Please refer to the Notice dated 11 April 2011 for details in respect of the other resolutions to be put forward at the Annual General Meeting, eligibility for attending the Annual General Meeting, proxy, registration procedures, closure of register of members and other relevant matters.